UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 under the
Securities Exchange Act of 1934

For the month of         December, 2003

Commission File Number    0-29586

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)
(Address of Principal executive offices)

2 Adelaide Street West, Suite 301, Toronto, Ontario, M5H 1L6, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes              No X

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes          No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EnerNorth industries inc.
(formerly: Energy Power Systems Limited)

Date: December 30, 2003                     By: ____"Sandra J. Hall"____ ______
            Sandra J. Hall,
            President, Secretary & Director

2003-12-30, 14:53:35 EST
FILED THROUGH SEDI

Insider : Hall, Sandra J.    Issuer : EnerNorth Industries Inc.    Security : Common

Security Designation	Common Shares
Registered Holder	Sandra J. Hall
Opening balance of securities held	0
Filing date	2003-12-30
Date of Transaction	2003-12-30
Nature of Transaction	Acquired through the public market
Number or value of securities acquired	25,000
Unit price or exercise price	$0.95
Currency	American Dollar
Closing balance of securities held	25,000